 Exhibit 99.2

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS OF SODASTREAM INTERNATIONAL LTD. Gilboa Street, Airport City Ben Gurion Airport 7019900, Israel THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Mr. Daniel Erdreich and Mr. Dotan Bar-Natan, or either of them, as proxy, with the power to appoint his substitute, and hereby authorizes him to represent to vote as designated on the reverse side of this card all of the ordinary shares of SodaStream International Ltd. (the “Company”) held of record by the undersigned on September 4, 2018, at the Special General Meeting of Shareholders (the “Meeting”) to be held on October 9, 2018 at 2:00 p.m. (Israel time) at the principal executive offices of the Company, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, or any adjournment or postponement thereof, on the matter listed on the reverse side, which is more fully described in the Notice of Special General Meeting of Shareholders of the Company (the “Notice”) and the proxy statement relating to the Meeting. The undersigned acknowledges that the Notice has been (i) published by the Company, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s articles of association, under cover of a Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission, and (ii) mailed to the undersigned. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the sole proposal for the Meeting (the merger proposal described on the reverse side), then: (i) if the undersigned nevertheless acknowledges that he, she or it is not a PepsiCo affiliated party (as defined on the reverse side) by completing the box “FOR” Item 1A on the reverse side, this proxy will be voted FOR the merger proposal, in accordance with the recommendation of the Company’s board of directors; and (ii) if the undersigned does not provide the foregoing acknowledgement, this proxy will not be voted on the merger proposal. IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of the merger proposal unless the undersigned confirms that he, she or it is not an affiliated party of PepsiCo Inc. (as described on the reverse side) by completing the box “FOR” Item 1A on the reverse side. Any and all proxies heretofore given by the undersigned are hereby revoked. (Continued and to be signed on the reverse side) SPECIAL GENERAL MEETING OF SHAREHOLDERS OF SODASTREAM INTERNATIONAL LTD. October 9, 2018 Please sign, date and mail your proxy card in the envelope provided as soon as possible. ↓Please detach along perforated line and mail in the envelope provided.↓ ————————————————————————————————————————————————————————— THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL DESCRIBED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A RELATING TO THE MERGER PROPOSAL. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE Important Instructions for Item 1A relating to the Merger Proposal: FOR AGAINST ABSTAIN IF YOU ARE NOT A PEPSICO AFFILIATED PARTY, PLEASE BE CERTAIN TO CHECK THE BOX “FOR” IN ITEM 1A TO CONFIRM YOUR STATUS.Under the Companies Law, your ordinary shares cannot be counted towards or against the majority required for approval of the merger proposal unless you provide the foregoing important confirmation.If you are a PepsiCo affiliated party, please check the box “AGAINST” in Item 1A.To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Merger Proposal1. Approval of the proposed acquisition of the Company by PepsiCo Ventures B.V. (“Buyer”), a wholly-owned subsidiary of PepsiCo, Inc. (“PepsiCo”), including the approval of: (i) the Agreement and Plan of Merger, dated as of August 20, 2018 (as it may be amended from time to time, the “merger agreement”), pursuant to which Saturn Merger Sub Ltd., a direct wholly-owned subsidiary of Buyer (“Merger Sub”), will merge with and into the Company, so that the Company will be the surviving company and will become a direct wholly-owned subsidiary of Buyer (the “merger”); (ii) the merger transaction itself; (iii) the consideration to be received by the shareholders of the Company in the merger, consisting of  $144.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.645 per share, of the Company owned immediately prior to the effective time of the merger; (iv) the purchase by the Company of a run-off directors’ and officers’ liability insurance policy for a period of seven years commencing at the effective time of the merger, as permitted under the merger agreement; (v) the acceleration of the equity awards granted to holders of such awards, including members of the Company’s board of directors, in accordance with the terms of the merger agreement; and (vi) all other transactions and arrangements contemplated by the merger agreement, as described in the accompanying proxy statement.1A. The undersigned confirms that he, she or it is not (i) PepsiCo, Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of PepsiCo, Buyer or Merger Sub; (ii) a person or entity acting on behalf of PepsiCo, Buyer, Merger Sub or a person or entity described in clause (i) above; or (iii) a family member of, or an entity controlled by, PepsiCo, Buyer, Merger Sub or any of the foregoing (a “PepsiCo affiliated party”). Check the box “FOR” to so confirm that you are not a PepsiCo affiliated party. Otherwise, check the box “AGAINST” if you are a PepsiCo affiliated party. (THIS ITEM MUST BE COMPLETED) Signature of shareholder Date Signature of shareholder DateNote: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.